

June 14, 2023

Ragy Thomas
Chief Executive Officer
Sprinklr, Inc.
29 West 35th Street, 7th Floor
New York, NY 10001

      Re: Sprinklr, Inc.
          Form 10-K for the Fiscal Year ended January 31, 2023
          Filed April 3, 2023
          File No. 001-40528

Dear Ragy Thomas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended January 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 64

1.   We note you present Non-GAAP net (loss) income per common share without a reconciliation. Tell us your consideration to reconcile this measure to GAAP earnings per share. We refer you to Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Similar concerns apply to your Form 10-Q for the quarterly period ended April 30, 2023 and your earnings release included in the Form 8-K dated June 5, 2023.

2.   We note you currently present "Litigation settlement" as a reconciling item for Adjusted free cash flow which is a liquidity measure. Tell us how you considered the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits "excluding charges or liabilities that required, or will require, cash settlement". Similar concerns apply to your

presentation on page 29 of your Form 10-Q for the quarterly period ended April 30, 2023. Please revise in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology